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                              August 25, 2022

       Sunny Rui Sun
       Chief Financial Officer
       LexinFintech Holdings Ltd.
       27/F CES Tower
       No. 3099 Keyuan South Road
       Nanshan District , Shenzhen 518057

                                                        Re: LexinFintech
Holdings Ltd.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2021
                                                            Filed April 29,
2022
                                                            File No. 001-38328

       Dear Ms. Sun:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Annual Report on Form 20-F Filed April 29, 2022

       Part I
       Introduction, page 1

   1.                                                   We note that you define
"China" or the "PRC" as referring to the People   s Republic of
                                                        China, excluding Hong
Kong, Macau and Taiwan. In future filings, please revise to
                                                        clarify that the legal
and operational risks associated with operating in China also apply to operations in Hong
Kong, Macau and/or Taiwan. Additionally, to the extent you
                                                        have operations in Hong
Kong, Macau or Taiwan, or have directors and officers located in
                                                        Hong Kong, Macau or
Taiwan, discuss the commensurate laws and regulations in Hong
                                                        Kong, Macau and Taiwan,
if applicable, and any risks and consequences to the company associated with those
laws and regulations.
 Sunny Rui Sun
FirstName LastNameSunny
LexinFintech Holdings Ltd. Rui Sun
Comapany
August 25, NameLexinFintech
           2022              Holdings Ltd.
August
Page 2 25, 2022 Page 2
FirstName LastName
Item 3. Key Information
A. Selected financial data
Our Holding Company Structure and Contractual Arrangements with the Variable Interest
Entities and Their Shareholders, page 4

2. In future filings, please revise to disclose that the structure involves unique risks to investors and, if true, that these contracts have not been tested in court. Explain whether the VIE structure is used to provide investors with exposure to foreign investment in
         China-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never hold equity interests in the
         Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.
3. In future filings, please revise your disclosure about the legal and operational risks associated with being based in, or having the majority of your operations in China.
         Without limitation, your disclosure should describe these risks and make clear they could cause the value of your securities to become worthless. Your disclosure should also
         address how recent statements and regulatory actions by China   s
government, such as
         those related to the use of variable interest entities and data security or anti-monopoly
         concerns, have or may impact the company   s ability to conduct its
business, accept
         foreign investments, or list on a U.S. or other foreign exchange. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16,
         2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. In this regard we note your disclosure in the last risk factor on page 51.
4. In future filings, please revise to clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as "we" or "our" when describing activities or functions of a VIE, or referring to the
         VIE as a possessive of the operating company and its subsidiaries. For example, disclose, if true, that your subsidiaries and/or the VIE conduct operations in China, that the VIE is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations. In this regard we note that your definition of "we" on page 1 includes the variable interest entities. Sunny Rui Sun
FirstName LastNameSunny
LexinFintech Holdings Ltd. Rui Sun
Comapany
August 25, NameLexinFintech
           2022              Holdings Ltd.
August
Page 3 25, 2022 Page 3
FirstName LastName
Cash and Asset Flows through Our Organization, page 6

5. In future filings, please revise to disclose any transfers of cash or other assets, dividends, or distributions that have been made to-date between the holding company, its subsidiaries, and consolidated VIEs, or to investors, and the direction of the transfer or, if none, so state. If any such transfers, dividends or distributions have been made, provide cross-references to the condensed consolidating schedule and the consolidated financial statements. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Additionally, in the first full paragraph on page 7, disclose the U.S. Dollar equivalent of the total amount of service fees that the VIEs paid to the relevant WFOE under the technical services agreements for the periods presented in your financial statements.
Permissions Required from the PRC Authorities for Our Operations, page 6

6. In future filings, please revise to describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain permissions or approvals you may be required to obtain from Chinese authorities to operate your business and to offer your securities, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Additionally, please disclose how you determined that permissions related to the CAC and
the CSRC   s
         Overseas Listing Regulations were not required. If you relied on the advice of counsel in making this determination, identify counsel. If you did not consult counsel in making these determinations, explain why you did not obtain the advice of counsel; if true, disclose that your determination is based on a risk-based analysis; and include related risk factor disclosure. Additionally, please update your related disclosure elsewhere in your annual report as necessary.
D. Risk Factors
Summary of Risk Factors, page 12

7. In future filings, please revise your summary of risk factors, to disclose the risks that your corporate structure and being based in or having the majority of the
company   s operations
         in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the annual report. For example, specifically discuss:
             Risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice;
             The risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your
 Sunny Rui Sun
LexinFintech Holdings Ltd.
August 25, 2022
Page 4
              operations and/or the value of the securities you are registering for sale;
                Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless;
                Additionally, relocate the Risks Related to Our Corporate Structure and the Risks
              Related to Doing Business in China sections to the front of the summary and detailed risk factor sections;
                Further, revise to discuss enforcement of civil liabilities in
Item 3 of your annual
              report, state whether you have obtained the advice of Cayman Islands and PRC counsel with respect to your determinations and include a related summary risk factor; and
                Please also revise the last risk factor on page 65 to make corresponding disclosure with respect to Cayman Islands and PRC counsels' respective determinations.
C. Organizational Structure, page 109

8. In future filings, please revise to relocate this section toward the beginning of Item 4.
       Information on the Company. Additionally, disclose clearly that the company uses a structure that involves a VIE based in China and what that entails and identify clearly the
       entity(ies) in which the company   s operations are conducted. Indicate
the domicile of
       each entity depicted on the diagram of your corporate structure and clearly disclose which entities you won equity interests in and which you claim to have economic rights and exercise control over via contractual arrangements (i.e., the VIEs). Further, describe how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman
       Islands holding company with respect to its contractual arrangements with the VIE, its
FirstName LastNameSunny Rui Sun
       founders and owners, and the challenges the company may face enforcing these
Comapany    NameLexinFintech
       contractual  agreements due Holdings Ltd.
                                      to legal uncertainties and jurisdictional
limits. Please also
       disclose, if true,
August 25, 2022 Page 4    that the VIE  agreements  have not been tested in a
court of law.
FirstName LastName
 Sunny Rui Sun
FirstName LastNameSunny
LexinFintech Holdings Ltd. Rui Sun
Comapany
August 25, NameLexinFintech
           2022              Holdings Ltd.
August
Page 5 25, 2022 Page 5
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Marc Thomas at 202-551-3452 or Robert Klein at 202-551-3847 if you
have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Eric Envall at 202-551-3234 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance